Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

DECLARATION OF SPECIAL DIVIDEND

Reference is made to the announcement of MINISO Group Holding Limited (“MINISO” or the “Company”) dated August 4, 2022 in relation to the notice of a meeting of the board of directors of the Company for the declaration and payment of a special cash dividend.

MINISO’s board of directors has approved a special cash dividend in the amount of US$0.172 per ADS or US$0.043 per ordinary share, payable as of the close of business on September 9, 2022 to the holders of ADS and ordinary shares of record as of the close of business on August 31, 2022, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date will be August 30, 2022. The aggregate amount of cash dividends to be paid is approximately US$53.5 million (RMB360.8 million), which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on August 31, 2022 (Beijing/Hong Kong Time).

MINISO paid a cash dividend of US$0.156 per ADS or US$0.039 per ordinary share in September 2021. Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

MINISO’s net cash flows from operating activities were RMB1,038.5 million, RMB826.5 million and RMB916.3 million in the fiscal years of 2019, 2020 and 2021, and RMB918.8 million and RMB1,048.2 million in the nine months ended March 31, 2021 and 2022.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 17, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

2